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Get your statements via email and start your positive environmental impact today!

Visit www.FlexFunds.com and choose [Get e-Delivery!]

For more information call The Flex-funds®: 800.325.3539

Past performance is not a guarantee of future results. Investors are advised to consider the investment objectives, risks, charges and expenses of The Flex-funds® Money Market Fund carefully before investing. The Flex-funds® prospectus contains this and other information about the Fund and should be read carefully before investing. For more information call 800-325-3539, email FlexFunds@meederfinancial.com, or visit www.FlexFunds.com.